Exhibit 3.1

TFI TAB GIDA YATIRIMLARI A.S.

ARTICLES OF ASSOCIATION

ARTICLE 1

INCORPORATION

A joint stock company is incorporated in accordance with the provisions of the Turkish Commercial Code governing immediate incorporation, between the founders whose names and addresses are given below.

a-                           HALİM NÜZHET ATABEK, a citizen of the Republic of Turkey

Birinci cad. no 162/4 Arnavutköy/İSTANBUL

b-                           GÜRKAN AHMET KINACI, a citizen of the Republic of Turkey

Bestekar Osman Nihat Akın sk. No:3 Yeşilköy/İSTANBUL

c-                            AHMET SEMİH AKYOL, a citizen of the Republic of Turkey

Özbal Sok Fulya 2 14/1 Fulya Mah. Şişli/İSTANBUL

d-                           ERHAN KORU, a citizen of the Republic of Turkeu

Mehtap Sok. Birlik Ap. 30/5 Caddebostan/İSTANBUL

e-                            MEHMET YAVUZ SOYBAKIŞ, a citizen of the Republic of Turkey

Sümer Sok. Sümka Sitesi M2 B Blok 11/16 19 Mayıs Kadıköy/İSTANBUL

ARTICLE 2

TRADE NAME

The trade name of the Company is “TFI TAB GIDA YATIRIMLARI ANONİM ŞİRKETİ”

ARTICLE 3

PURPOSE AND FIELD OF OPERATION

The purpose and field of operation of the Company are as follows:

1-  to manufacture all kinds of food and food materials, mainly, ready-to-serve food, to have the same manufactured, to purchase, sell, import and export such food and materials, to carry out importation of food technology and to implement the same,  to manufacture and market livestock, meat and edible offal, fish, crustaceans, milk and milk products, fowl, poultry and hunting animals, natural honey, other animal origin products, vegetables and edible roots, tuberous roots, herbs, edible fruits, spices, grains, milling products, pure starch and products, sesame and oily seeds, fruits, various kernel seed fruits, fruits used in industry and nature, sugar and sugar products, cacao and cacao products, products whose main material is flour, grain and starch, confectionery products, vegetables, edible plants, meat, milk and yoghurt and products containing the same, either in packaged form, fresh or in frozen form, to open modern farms, stables, feed lots and slaughter houses, cold stores, bread factories, integrated meat processing facilities, counters, restaurants, snack kiosks, cafeterias and shops, to set up ready-to-serve food sales, promotion and distribution networks and organisations, to exploit organisations set up for such purpose, to carry out field and garden agricultural activities, to prepare food materials for animals by using leftovers and wastes of food industry, to carry out the manufacturing and production of all kinds of substances and materials mentioned in this article, and to cause the same to be manufactured and produced by others, to carry out purchase and sale, imports and exports of the same, and to cause the same to be purchased and sold, imported and exported by others.

2-  The company may, either by acting on its own, or by cooperating with foreign real persons and legal entities, set up new companies and partnerships within or outside the country, it may participate in those companies that have been set up, it may open representation offices. The company may acquire companies already existing, it may sell the same with the condition not to act as intermediary. It may execute all kinds of agreements, letters of undertaking, documents, and make any dispositions, documents in connection therewith. It may perform any operations for managements of the same.

3-  The company may acquire, lease or let on lease, purchase, sell, or acquire any rights upon, all kinds of immovable property in connection with its field of operation. The company may give as mortgage the movables and immovables owned by it or owned by other persons and entities, it may show the same as collateral, and may take and give movables and immovables as mortgage in consideration for its receivables, and it may release such mortgages.

4-  The company may purchase the securities required for continuation of its operations, it may finance the same, and may perform the necessary actions for chattel mortgage with an aim to secure its receivables.

5-  The company may give any guarantees, securities, share pledge and surety for the loans to be taken by companies in whose capital it participates from banks or other financial institutions and for the undertakings they will enter into and the risks they will undertake towards such banks and financial institutions and towards other third parties, and it may receive any securities for the undertakings it has entered into in their favour.

6-  The company may receive borrowings, either secured or unsecured, may give borrowings, may reach compromise, resort to arbitration, give  waivers, make acceptance and release.  It may establish and perfect mortgage, pledge and all other kinds of collaterals.

7-  The company may become engaged in account and financial and fiscal controls of the companies in whose capital and management it participates. It may perform organisational analysis so as to enable the enterprise to be more rational and efficient and cause such analyses to be performed.

8-  The company may assume management of the companies in whose capital and management it participates, if they are willing to do so, through agreements it will execute with them, and if necessary, it may guarantee the share of profit pertaining to such period, with the condition not to act as intermediary.

9-  The company may carry out purchase, lease, and sale of all kinds of vehicles, automobiles, trucks, vans, minibuses, midibuses, etc. that are required for continuation of the Company’s operations, it may transfer the same, or make any real or personal dispositions thereon.

10- The Company may receive the internal and external loans it may require, from financing institutions and other enterprises within or outside the country. For such loans, it may give any collaterals, pledge its shares, it may pledge the shares of its subsidiaries in consideration for the debts of either itself or the third party real persons and legal entities, it may sign any agreements, letters of undertaking, documents, and make any dispositions in connection with the same.

11-The company may procure and acquire rights such as know-how, authorisations, permits, patents, licenses, concessions, trademarks and the equivalent or lease, transfer the same to third parties, in whole or in part, and may take over those owned by others.

If the company wishes to perform any other operations in connection with its field of operation, in addition to the above, such operations may be performed provided that a resolution is passed at the General Assembly, and such resolution is registered and announced.

ARTICLE 4

HEAD OFFICE AND BRANCHES

The head office of the Company is located at Dikilitas Mahallesi, Emirhan Caddesi A Blok NO:109, Besiktas, Istanbul. In the event of a change of address, the new address shall be registered at the trade registry and announced in the Turkey Trade Registry Gazette. Notifications made to the registered and published address shall be deemed made to the Company.

Through board resolutions, the Company may establish branches in Turkey or abroad. Moreover, it may establish offices, agencies and liasion offices in Turkey or abroad if deemed necessary.

ARTICLE 5

DURATION

The Company is incorporated for an indefinite period.

ARTICLE 6

SHARE CAPITAL

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102. The Company’s registered share capital ceiling is TL 6,500,000,000 represented by 6,500,000,000 registered shares each with a nominal value of TL 1 (one Turkish Lira). The Board of Directors is entitled to increase the Company’s issued capital by issuing new shares up to the said limit, in accordance with the provisions of the Turkish Commercial Code. Registered capital permission is valid until September 30, 2022. If the permitted registered capital ceiling is not reached by September 30, 2022, in order for the Board of Directors to pass a resolution for the increase in the the capital after September 30, 2022, the Board of Directors must be re- authorized by the general assembly, for the previously permitted ceiling or a new ceiling amount. If the said authorization is not obtained from the general assembly, the Company will be deemed to have abandoned the registered capital system.

Until September 30, 2022, the Board of Directors is authorized to increase the issued capital by issuing shares up to the registered capital ceiling and also resolve on restriction of rights of shareholders to purchase the newly issued shares and issuing shares at a value above the nominal value. The authority to restrict the preemptive rights to purchase the newly issued shares can not be exercised in a manner leading to inequality among shareholders. The Board of Director’s decision as to the capital increase shall be announced in accordance with the announcement provisions of these articles of association.

The issued capital of the company is TL 1,321,562,473 divided into 1,321,562,473 shares each with a nominal value of TL 1 (one Turkish Lira). The previous capital being TL 1,321,562,466.10 was fully paid. The increased amount of TL 6.90 was fully committed by the shareholders free from collusion.

100% of such amount will be paid prior to the registration.

The Board of Directors is authorised to print and distribute the share certificates in the form of coupons representing one or more shares.

The transfer of shares is not subject to any restrictions or approval of the board of directors.

ARTICLE 7

BOARD OF DIRECTORS AND ITS TERM

The Company shall be represented and managed by a Board of Directors having a maximum of nine (9) members, to be elected by the General Assembly for a term of at most three (3) years pursuant to the provisions of the Turkish Commercial Code. A member of the Board of Directors whose term of duty has expired may be re-elected. At least two (2) members of the Board of Directors shall be independent members bearing the requirements set forth under Communiqué on Corporate Governance Principles promulgated by the Turkish Capital Markets Board.

Meetings of the Board of Directors shall be held at the headquarters of the Company or any other place in Turkey or in abroad, at the place and time to be decided by the Board of Directors.

The Board of Directors shall convene with the majority of the total number of the members and shall adopt decisions with the affirmative votes of the majority of the members present at the meeting.

Unless any member requests discussion, decisions of the Board of Directors may be adopted by obtaining the written approval of the majority of the total number of the members, to a suggestion made by a member for a certain matter.  The same suggestion must be made to all the members of the Board of Directors as a condition for the validity of such decision.  It is not necessary to have the approvals on the same paper.  However, all the papers having the approval signatures must be attached to the decision book of the Board of Directors in terms of the validity of the decision.

Those who have a right to attend the Board of Directors’ meetings may also attend the said meetings via electronic environment pursuant to Article 1527 of the Turkish Commercial Code. The Company may establish an electronic system which will enable the relevant people to participate in the meetings, share their thoughts, make suggestions and vote and the Company may also purchase service from the systems established with respect to the abovementioned purpose as per the Communique Regarding the Meetings of Joint Stock Companies to be held in the Electronic Environment Other Than the General Assembly Meetings. In all of the Board of Directors’ meetings, according to the provision hereby, it shall be provided for the beneficiaries and their representatives to execute their rights which are indicated in the aforementioned Communique.

ARTICLE 8

REPRESENTATION AND BINDING OF THE COMPANY

The Company shall be managed and represented towards third parties by the Board of Directors. In order for any documents to be delivered and any contacts to be entered into by the company to be valid, they must carry the signatures of the person(s) authorised to bind the company, subscribed under the company’s title.

The Board of Directors may transfer its representation power to one or more managing directors or to third parties in capacity of managers without prejudice to the relevant provisions of the Turkish Commercial Code.

The Board of Directors is entitled to transfer management, fully or partly, to one or more than one board member(s) or third party/parties, based on an internal directive it will issue in compliance with Article 367 of the Turkish Commercial Code. Such internal directive shall regulate the management of the company and determine the powers and responsibilities required therefor and may transfer all kinds of powers and responsibilities conferred upon the board of directors to relevant persons, within the scope of terms, conditions, and restrictions again to be determined by the board of directors and if it so deems necessary, it may change or amend or revoke such powers fully or partly.

ARTICLE 8/A

COMMITTEES

The Board of Directors shall establish the committees set forth below for the effective functioning of the Board of Directors pursuant to the Communique on Corporate Governance Principles.

a.              AUDIT COMMITTEE

The Audit Committee will assist the Board of Directors in fulfilling its oversight responsibilities in respect of supervision of the corporation’s accounting system, public disclosure of the financial information, independent auditing, the operation and efficiency of internal control and internal audit system and compliance with legal and regulatory requirements. Election of the independent audit institution, initiation of the independent audit process by preparing the contracts of independent audit and the work of the independent audit institution at all levels shall be conducted under the supervision of the Audit Committee.

Audit Committee members shall be elected from among the independent members of the Board of Directors who are appointed as per Article 7 of this Articles of Assoiciation and in any event the number of members shall not be less than two (2).

b.              RISK COMMITTEE

The Risk Committee shall be responsible for early detection of the risks which poses a threat to the existence, development and continuation of the Company, taking the necessary measures with respect to risks detected and working on risk management. The Committee shall review the risk management policies of the Company at least once a year.

The Risk Committee shall be composed of at least two (2) members, majority of which shall be the non-executive members of the Board of Directors. The members of the Risk Committee shall be elected from among the members of the Board of Directors or persons not necessarily a member of the Board of Directors but possessing the required skills for the said position.

c.               CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee shall overview whether the principles of corporate governance are applied by the Company, and if not, determine the grounds for such non-compliance and state the conflict of interest arising out of not complying with these principles and advise the Board of Directors in order to enhance the implementation of corporate governance principles and supervise the investor relations department.

The Corporate Governance Committee shall be composed of at least two (2) members, majority of which shall be the non-executive members of the Board of Directors. The members of the Corporate Governance Committee shall be elected from among the members of the Board of Directors or persons not necessarily a member of the Board of Directors but possessing the required skills for the said position.

ARTICLE 9

INDEPENDENT AUDIT

The General Assembly shall appoint an independent audit firm with respect to auditing the Company and the matters required under the relevant law.

ARTICLE 10

GENERAL ASSEMBLY

a- Invitation method: General Assemblies shall convene ordinarily and extraordinarily.  Provisions of Article 410, 411, 414 and 416 of the Turkish Commercial Code shall apply to the invitations to these meetings.

b- Time of meeting: Ordinary General Assembly meetings shall be held at least once within three months following the end of the accounting period of the Company, and Extraordinary General Assembly meetings shall be held whenever the Company’s business requires.

c- Voting and appointment of proxies: Shareholders present at the ordinary and extraordinary general assembly meetings or their representatives shall have one vote per share.

At the general assembly meetings, the shareholders may be represented by the other shareholders or a proxy who is not a shareholder. Proxies who are also shareholders at the Company shall be authorized to cast the vote held by the shareholder represented by it, as well as its own vote.

d- Discussions and decision making quorum: At the General Assembly meetings, the issues written in Article 413 of the Turkish Commercial Code shall be discussed and the necessary decisions shall be adopted accordingly.

General Assembly meetings and the decision making quorum shall be subject to the provisions of the Turkish Commercial Code

e- Meeting Venue:

General assembly meetings shall be convened at the headquarters of the Company or at a convenient place in the city where the headquarters are located.

f- Attending the General Assembly Meeting via Electronic Environment: Those who have right to attend to the General Assembly meetings may also attend to the said meetings via electronic environment pursuant to Article 1527 of the Turkish Commercial Code. The Company may establish an electronic general assembly system which will enable the shareholders to participate to the General Assembly meetings, share their thoughts, make suggestions and vote and the Company may also purchase service from the systems established with respect to the mentioned purpose as per the Regulation Regarding the

General Assembly Meetings of Joint Stock Companies to be Held in the Electronic Environment. At all of the General Assembly meetings, according to hereby provision of these articles of association, it shall be provided for the beneficiaries and their representatives to execute their rights which are indicated in the aforementioned Regulation.

ARTICLE 11

PRESENCE OF A COMMISSAR AT THE MEETING

A representative of the Ministry shall be present at those meetings required by the provisions of the Turkish Commercial Code and other related legislation.

ARTICLE 12

ANNOUNCEMENTS

Announcements shall be made in accordance with the relavant law.

However, announcements relating to the invitation of the General Assembly to a meeting shall be made in website of the Company and Trade Registry Gazette at least two weeks in advance, without taking into consideration the date of the announcement and the meeting.

Announcements related to liquidation and capital decrease shall be made in accordance with Articles 474 and 532 of the Turkish Commercial Code.

ARTICLE 13

ACCOUNTING PERIOD

The accounting period of the Company shall commence on the first day of January and end on the last day of December.

ARTICLE 14

CALCULATION AND DISTRIBUTION OF PROFIT

Regarding the statutory reserves to be set aside by the Company, Article 519 of the Turkish Commercial Code shall apply.  The balance that remains after reducing the amount required to be paid or set aside by the Company such as the general expenses and various depreciation amounts from the revenues determined at the end of the accounting period and after deducting losses related to previous financial years shall be the net profit of the Company.

Statutory Reserve

a)             From the net profit each year, a 5% statutory reserve fund shall be set aside until this amount reaches 20% of the paid-up capital within the context of Article 519 of the Turkish Commercial Code.

First Dividend

b)             From the remaining, an amount equal to the 5% of the paid-in capital of the Company shall be distributed to the shareholders as the first dividend.

Second Dividend

c)              Hereinafter, the General Assembly may decide whether a portion of the remaining profit upon deducting the amounts set forth under paragraphs (a) and (b) above, is to be distributed or set aside for contingency reserves as per Article 521 of the Turkish Commercial Code.

Second Statutory Reserves

d)             Ten percent (%10) of the total amount distributed to the shaholders upon deducting the first dividend corresponding to five percent (5%) of the net profit and other amounts as per Article 519 of the Turkish Commercial Code shall be set aside as statutory reserve.

e)              The General Assembly may resolve to distribute an advance payment of profit to the shareholders in accordance with the Turkish Commercial Code and the relevant regulations.

ARTICLE 15

TERMINATION AND LIQUIDATION OF THE COMPANY

The provisions of the Turkish Commercial Code and other related legislation shall apply to the termination and liquidation of the Company and how the related procedures are to be processed.

In the event the circumstances set out in the Turkish Commercial Code take place and the General Assembly renders a resolution for the termination and liquidation of the Company for various reasons, the liquidation amount remaining after the payment of the Company’s debts and the return of the nominal value of their shares to the Company’s shareholders shall be paid to the shareholders pro rata to their shares..

Unless the Board of Directors is assigned with liquidation, one, two or three liquidation officer(s) shall be selected by the General Assembly.

ARTICLE 16

STATUTORY PROVISIONS

The provisions of the Turkish Commercial Code, and the relevant regulations shall apply to any and all matters not governed by these Articles of Association.